UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Tombstone Technologies, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                                   Neil A. Cox
                              5380 Highlands Drive
                            Longmont, Colorado 80503
                                 (303) 684-6644
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/3/2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
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                                                           Page 2 of 5    Pages
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1         NAME OF REPORTING PERSON:

          Neil A. Cox

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                 PF (Personal Funds)

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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     Number of  7           SOLE VOTING POWER
      Shares                500,000 common shares
   Beneficially ----------------------------------------------------------------
     owned by   8           SHARED VOTING POWER
       Each                 0
     Reporting  ----------------------------------------------------------------
      Person    9           SOLE DISPOSITIVE POWER
       with                 500,000 common shares
                ----------------------------------------------------------------
                10          SHARED DISPOSITIVE POWER
                            0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000 common shares directly
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.8% as of March 15, 2009
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14        TYPE OF REPORTING PERSON                     IN
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                                                            Page 3 of 5    Pages
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ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, no par value, of Tombstone Technologies, Inc., a Colorado corporation ("Tombstone"). The address of the principal executive offices of Tombstone is 2400 Central Avenue, Suite G, Boulder, Colorado 80301.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of Neil A. Cox.

         (b) Mr.  Cox's  address is 5380  Highlands  Drive,  Longmont,  Colorado
80503.

         (c) Neil A. Cox.

CHAIRMAN OF THE BOARD AND CHIEF  FINANCIAL  OFFICER
OF TOMBSTONE  TECHNOLOGIES, INC. - Neil A. Cox, 59

Mr. Cox has more than 30 years experience in the securities and financial industry. He brings enthusiasm, energy, and a solid base of understanding in acquisitions, strategic planning, and public and private financing. Mr. Cox is a former officer and director of a regional broker-dealer and has been involved with structuring, financing, and investment banking activities for dozens of companies. In 1999, as chief financial officer of IDMedical.com, Mr. Cox coordinated the efforts for the company to become a publicly traded software company that tried to pioneer computerized medical records on the Internet. Mr. Cox received a Bachelor of Business Administration (BBA) from West Texas A&M University (formerly know as West Texas State University) in 1971. He served in the United States Army as an Infantry Lieutenant, and is also a licensed insurance broker. Mr. Cox had been self-employed with Rocky Mountain Securities and Investments, Inc. until 2002, a registered broker-dealer; and from 2002-2004, Mr. Cox was self-employed with Moloney Securities Co., Inc., a registered broker-dealer. Since 2004, Mr. Cox has been an independent insurance broker (Life, Health, & Accident) who has represented many Life and Health Insurance Companies and is also an independent business consultant.

          (d) Mr. Cox has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Cox has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Cox is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 500,000 shares were purchased with personal funds by Mr. Cox in 2005 at $0.01 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Cox does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Tombstone, or the disposition of securities of Tombstone;

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                                                          Page 4 of 5    Pages
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         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Tombstone or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Tombstone or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Tombstone, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Tombstone;

         (f) Any other material change in Tombstone's business or corporate structure;

         (g) Changes in Tombstone's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tombstone by any person;

         (h) Causing a class of securities of Tombstone to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of Tombstone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of Tombstone common stock reported below are based on the statement that as of March 15, 2009 there were 3,370,000 shares of Tombstone common stock outstanding.


(a) Aggregate number of shares owned (directly and indirectly):                  500,000 common shares directly;
                                                                                 0 shares indirectly

    Percent of outstanding shares owned:                                         14.8 directly;
                                                                                 0% indirectly

(b) Sole Power of voting for Reporting Person:                                   500,000 common shares

    Shared Power of voting for Reporting Person:                                 None

(c) Transactions in securities in the past 60 days for Reporting Person:         None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

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                                                          Page 5 of 5    Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Cox has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Tombstone, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 2009


/s/Neil A. Cox
------------------------------
Neil A. Cox